UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42413

REAL MESSENGER CORPORATION

695 Town Center Drive, Suite 1200

Costa Mesa, CA 92626

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Real Messenger Corporation Has Regained Compliance with Nasdaq Minimum Bid Price Requirement

On May 6, 2026, Real Messenger Corporation (the “Company”) received a formal notification from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Nasdaq Minimum Bid Price Requirement”).

As previously disclosed on March 16, 2026, the Company received a letter from Nasdaq dated March 13, 2026, notifying the Company that it was not in compliance with the Nasdaq Minimum Bid Price Requirement, because the closing bid price of the Company’s class A ordinary shares was below $1 per share for the last 30 consecutive business days (i.e. from January 29, 2026 to March 12, 2026).

Nasdaq has now determined that, for the last 10 consecutive business days, from April 22, 2026 to May 5, 2026, the closing bid price of the Company’s class A ordinary shares was at or above $1.00 per share, and accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and the prior minimum bid price deficiency matter is now closed.

The Company issued a press release on this development on May 7, 2026, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 7, 2026

By:	/s/ Thomas Ma
Name:	Thomas Ma
Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated May 7, 2026

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